UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No: 333-53075 & 333-124401

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Croghan Bancshares, Inc.
323 Croghan Street
Fremont, Ohio 43420

REQUIRED INFORMATION

(a) The Croghan Colonial Bank 401(k) Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the fiscal year ended December 31, 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b) Exhibit 23 – Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

By: Plan Administrative Committee

Date: June 24, 2008

(on behalf of the Plan Administrative Committee, as Plan Administrator)

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm

The Plan Administrator
The Croghan Colonial Bank 401(k)
Profit Sharing Plan
Fremont, Ohio

We have audited the accompanying statements of net assets available for benefits of The Croghan Colonial Bank 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Croghan Colonial Bank 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of loans or fixed income obligations in default or classified as uncollectible, schedule of delinquent participant contributions, and of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Toledo, Ohio
June 23, 2008

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
ASSETS		
Investments:		
Participant – directed	$ 10,522,777	$ 9,360,373
Nonparticipant – directed	216,730	201,715
Total investments	10,739,507	9,562,088
Receivables:		
Accrued investment income	123,325	12,012
Employer contributions	8,345	-
Total receivables	131,670	12,012
Cash	4,536	3,164
NET ASSETS AVAILABLE FOR BENEFITS	$ 10,875,713	$ 9,577,264

The accompanying notes are an integral part of the financial statements.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2007 and 2006

	2007	2006
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS		
Investment income:		
Net appreciation in fair value of investments	$ 197,421	$ 641,780
Interest, including $20,437 in 2007 and $30,857 in 2006 from The Croghan Colonial Bank – savings account	184,402	158,497
Dividends, including $20,933 in 2007 and $18,841 in 2006 from Croghan Bancshares, Inc. common stock	222,357	100,787
Litigation settlement – class action suit	20,805	-
Total investment income	624,985	901,064
Contributions:		
Employer	342,280	315,766
Participants, including rollover contributions from other plans of $122,014 in 2007 and $4,765 in 2006	549,048	387,471
Total contributions	891,328	703,237
Total additions	1,516,313	1,604,301
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS		
Benefits paid to participants	217,864	211,001
Net increase	1,298,449	1,393,300
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	9,577,264	8,183,964
End of year	$ 10,875,713	$ 9,577,264

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparing the financial statements of The Croghan Colonial Bank 401(k) Profit Sharing Plan (the Plan) are presented below.

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting. Such financial statements present the net assets available for benefits and changes in such net assets.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specific fund. The fair value of Croghan Bancshares, Inc. common stock is determined based on the most recent purchases and sales of the stock transacted by the market intermediary. Participant loans receivable and cash equivalents are valued at cost, which approximates fair value.

The net appreciation (depreciation) in fair value of investments includes reinvested capital gain distributions earned on mutual funds during the year, as well as the net appreciation (depreciation) in fair value of investments purchased, sold and held during the year.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon payment.

Administrative Expenses

All administrative expenses incurred in connection with the operation of the Plan are paid directly by the Plan's sponsor, The Croghan Colonial Bank (the Bank).

NOTE 2 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. The Plan was adopted from a prototype plan of Universal Pension, Inc. (BYSIS). Participants should refer to the Plan agreement and "Summary Plan Description" for a more complete description of the Plan's provisions.

General

The Plan, which was established January 1, 1997 and amended and restated effective January 1, 2005, is a voluntary salary deferral and profit sharing 401(k) plan in which non-collective bargaining unit employees of the Bank who have completed 1,000 hours of service and have attained age 18 are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Funding Policy

Plan participants may defer and contribute up to an unspecified percentage of their annual compensation, as defined in the Plan's agreement, subject to certain limitations as specified in the Internal Revenue Code.

Under the terms of the Plan agreement, the Bank makes matching contributions as defined in the Plan's agreement of 50% of each participant's compensation deferral contribution, up to 6% of the participant's annual compensation (for a maximum matching contribution of 3% of annual compensation). Matching contributions to the Plan amounted to $130,080 in 2007 and $117,891 in 2006.

The Plan has adopted safe harbor provisions with respect to profit sharing contributions. Under the safe harbor provisions, profit sharing contributions are discretionary, but must be at least 3% of annual compensation. Participants are immediately vested in profit sharing contributions made under the safe harbor provisions, and participants are not required to be employed by the Bank on the last day of the plan year to participate in safe harbor profit sharing contributions.

Profit sharing contributions to the Plan amounted to $212,200 in 2007 and $197,875 in 2006.

Participant Accounts

Each participant's account is credited with the participant's compensation deferral contribution, an allocation of the Bank's discretionary matching and profit sharing contributions and an allocation of the investment earnings or loss of the funds in which the participant chooses to invest.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options

Participants may direct the investment of the assets in their individual account into various investment funds which have been approved by the plan administrator. The Plan presently offers 15 mutual funds and Croghan Bancshares, Inc. common stock (up to 10% of market value of participant's account balance), as well as various cash equivalent instruments, as investment options for plan participants.

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants are immediately vested in their compensation deferral contributions and safe harbor profit sharing contributions made by the Bank, as well as actual earnings or losses thereon. Vesting in the Bank's discretionary matching and profit sharing contributions as well as earnings or losses thereon, is based on years of continuous service. A participant is fully vested after six years of credited service.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Loan terms may not extend beyond 5 years or the retirement of the individual participant. Loans are secured by the balance in the participant's account and bear interest at the Bank's prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Loans which are more than 30 days delinquent as to principal and interest are considered in default. The Plan had one loan in default with an outstanding balance amounting to $3,284 at December 31, 2007 and 2006.

Payment of Benefits

The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, or reaches age 55 with 15 years of service, terminates employment with the Bank, becomes totally disabled or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the surviving spouse will receive the remainder in the participant's account as an annuity, a lump sum, or in installments. If the participant is not married at the time of death, the participant's beneficiary may elect to receive the remainder in the account in either a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made annually or quarterly over a period not to exceed the participant's life expectancy or the joint-life expectancy of the participant and designated beneficiary at the time the election is made.

The Plan, as amended, also provides for in-service withdrawals for active participants.

Forfeited Accounts

Forfeited nonvested accounts amounted to $2,334 in 2007 and $3,819 in 2006. Such amounts are allocated to the accounts of active participants as additional contributions during the first quarter of the subsequent plan year.

NOTE 3 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006
Cash equivalents:		
The Croghan Colonial Bank – Savings Account	$ -	$ 613,839
Federated Prime Obligation Money Market Fund	2,305,864	1,964,771
Common stock – Croghan Bancshares, Inc.	621,460	596,918
Mutual funds:		
Dodge and Cox Balanced Fund	1,591,168	1,605,901
Federated Kaufman Fund	644,005	-
Fidelity Advisor Equity Income Fund	-	596,399
Fidelity Low-Price Stock Fund	653,756	552,531
Harbor International Fund	1,339,447	985,824
Legg Mason Value Trust Fund	-	509,957
Vanguard 500 Index Fund	794,505	705,097

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

	2007	2006
Mutual funds	$ 213,749	$ 664,360
Common stock	(16,328)	(22,580)
Net appreciation in fair value of investments	$ 197,421	$ 641,780

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of nonparticipant-directed investments and changes in nonparticipant-directed investments as of and for the years ended December 31, 2007 and 2006, are as follows:

	2007	2006
Nonparticipant-directed investments	$ 216,730	$ 201,715
Changes in nonparticipant-directed investments:		
Interest	$ 4,530	$ 3,840
Contributions	212,200	197,875
Transfers to participant-directed investments	(201,715)	(188,292)
Net change in nonparticipant-directed investments	$ 15,015	$ 13,423

NOTE 5 - TERMINATION

Although the Bank has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants become fully vested in their account balance.

NOTE 6 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined, in a letter dated August 7, 2001, that the prototype plan of Universal Pension, Inc. (BYSIS) is designed in accordance with applicable sections of the Internal Revenue Code. While a separate letter of determination has not been obtained for the Plan, the plan administrator believes that the Plan qualifies as a tax-exempt plan.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006, is as follows:

	2007	2006
Net assets available for benefits per the financial statements	$ 10,875,713	$ 9,577,264
Less participant loan reported as deemed distribution	3,284	3,284
Net assets available for benefits per Form 5500	$ 10,872,429	$ 9,573,980

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULES

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
FEIN: 34-1415683 – PLAN 002
SCHEDULE G, PART I
SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE
Year Ended December 31, 2007

Identity and Description	Original amount of loan	Amount received during reporting year: Principal	Amount received during reporting year: Interest	Unpaid balance at end of year	Description
Participant loan:					
Shellhammer, Douglas L. 207 York Street Bellevue, OH 44811	$ 3,358	$ -	$ -	$ 3,284	Loan issued 12/1/99, 9.25%, maturity date 12/1/04, default date 5/23/00.

NOTE: Participant has been unable to make payments on loan due to financial hardship. The plan administrator expects to eventually recover the loan from the balance of the participant's account.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
FEIN: 34-1415683 – PLAN 002
SCHEDULE H, LINE 4(a) –
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2007

Delinquent contributions transferred late to Plan	Total that constitute non-exempt prohibited transactions
$ 18,504	$ 18,504

NOTE: Above amount represents the February 9, 2007 payment to the Plan for the self-directed deferral contributions relating to the payroll period ended January 26, 2007.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
FEIN: 34-1415683 – PLAN 002
SCHEDULE H, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Shares/ units	Description	Cost	Fair value
	Cash equivalents:		
440,518	* The Croghan Colonial Bank – Savings Account	$ -	$ 440,518
2,305,864	Federated Prime Obligation Money Market Fund	-	2,305,864
216,730	Federated Short-Term Fund	216,730	216,730
1,573	Federated Trust for U.S. Treasury Obligations	-	1,573
	Total cash equivalents		2,964,685
17,756	* Common stock – Croghan Bancshares, Inc.	-	621,460
	Mutual funds:		
19,644	Dodge and Cox Balanced Fund	-	1,591,168
42,325	Federated Fortress Bond Fund	-	374,579
22,175	Federated GNMA Trust Fund	-	241,488
103,372	Federated Kaufman Fund	-	644,005
9,197	Fidelity Advisor Equity Income Fund	-	273,991
5,011	Fidelity Contra Fund	-	366,342
15,895	Fidelity Low-Price Stock Fund	-	653,756
18,770	Harbor International Fund	-	1,339,447
3,697	Legg Mason Value Trust Fund	-	260,094
4,096	T. Rowe Price 2020	-	72,669
1,398	T. Rowe Price 2030	-	26,637
1,562	T. Rowe Price 2025	-	20,591
8,423	T. Rowe Price 2015	-	106,549
5,879	Vanguard 500 Index Fund	-	794,505
27,112	Vanguard LT Corporate Bond Fund	-	245,638
	Total mutual funds		7,011,459
	Participant loans, with interest ranging from 5.0% to 9.25%, payable bi-weekly through October 2012	-	141,903
TOTAL ASSETS (HELD AT END OF YEAR)			$ 10,739,507

* Party-in-interest

NOTES:
(1) Total number of units for each account or fund are rounded to the nearest whole unit.

(2) The cost for participant-directed investments is not required to be reported.

EXHIBITS INDEX

Exhibit No.	Description	Page No.
23	Consent of Independent Registered Public Accounting Firm	17

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Forms S-8 (No. 333-53075 and No. 333-124401) for The Croghan Colonial Bank 401(k) Profit Sharing Plan of our report dated June 23, 2008, with respect to the financial statements and supplemental schedules of The Croghan Colonial Bank 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Clifton Gunderson LLP

Toledo, Ohio
June 23, 2008